Exhibit 99.1

TD Bank Announces Redemption of 5.828% Subordinated Debentures

TORONTO - June 1, 2018 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it intends to exercise its right to redeem on July 9, 2018 (the “Redemption Date”), all of its outstanding $650 million 5.828% subordinated debentures due July 9, 2023, at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest. Notice will be delivered to the debenture holders in accordance with the terms of the debenture. Interest on the debentures will cease to accrue on and after the Redemption Date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on April 30, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Head of Investor Relations

416-308-6014

Alison Ford

Manager, Media Relations

416-982-5401